July 9, 2018

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	ToughBuilt Industries, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 14, 2018
CIK No. 1668370

Dear Mr. Ingram:

Toughbuilt Industries, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 8, 2018 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 referenced above.

The Company’s responses are numbered (unbolded) to correspond to the Staff’s comments (which are bolded) and are filed in conjunction with the public filing of Amendment No. 2 to the Company’s Form S-1 (the “Form S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

Dividend Policy, page 23

1. We note your response to comment 9 and we reissue our comment. Please revise this section to include the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, your common stock. See Item 201(a)(2)(i) of Regulation S-K.

The amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, our common stock is 8,976,967 shares as follows:

Common stock	7,359,000
Series B Preferred Stock	825,750
Class A Warrant	122,167
Class B Warrant	531,000
Placement Agent Warrants	76,550
Grant of Stock Options	62,500
Balance – July 9, 2018 (Fully Diluted)	8,976,967

We have so revised on p. 23 and elsewhere as appropriate in the document.

Business, page 33

2. We note your response to comment 18. Please revise your disclosure to include data regarding home improvement spending in 2017.

According to “Statista & Statistic Brain” the annual revenue in the construction industry was $1.731 trillion for 2016. There was approximately $373.6 billion in home improvement sales in the U.S. in 2017 (https://www.statista.com/statistics/239753/total-sales-of home-improvement-retailers-in-the-us/).

We have so revised the disclosure on p. 33.

3. We note your response to comment 19. Please disclose the names of the retailers in Africa and the Middle East that carry your products.

As of the current time, there are no set retailers in Africa and the Middle East, rather there is an effort to expand into various markets, and we have accordingly updated the disclosure as below:

We are also seeking to expand into markets in Mexico, South and Central America, the Middle East, the UAE and South Africa.

Mobile Device Market, page 37

4. We note your response to comment 22 and we reissue our comment. Please file supplementally a copy of the IDG Research Services study you reference with the relevant portion highlighted. In this regard, we note that the document you filed as Appendix A appears to be an article posted on the internet.

We were not able to locate the actual report and have revised the disclosure as follows:

We believe that mobility is one of the top technology trends that construction companies are focusing on in 2018 and beyond. Mobile technology continues to have a significant impact on business, specifically with regard to business communication as this technology enhances the ability for colleagues at different locations to easily communicate, enhances customer experience through the improvement of applications and websites available to consumers to do business through their devices “at their fingertips”, and optimizes business operations as there is instant access to business functions at any time and from any location. (“Impact of Mobile Technology in Business Communication, by John Smith, dated November 19, 2016 (https://www.business2community.com/tech-gadgets/impact-mobiletechnology-business-communication-01704702).

Financial Statements, page F-1

General

5. Please amend your filing to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

This Amendment No. 2 contains both unaudited financials and Management’s Discussion and Analysis for the period ended March 31, 2018.

Item 16. Exhibits and Financial Statement Schedules

6. Please file a legible copy of the Service Agreement filed as Exhibit 10.1.

We have filed a legible copy as Exhibit 10.1 to this Amendment No. 2.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 222-2230.

Very truly yours,

/s/ Michael Panosian
Chief Executive Officer